Exhibit 99.2

SILVERCORP METALS INC.

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(Expressed in thousands of US dollars, unless otherwise stated)

SILVERCORP METALS INC.
Unaudited Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

	Notes	September 30, 2012	March 31, 2012
ASSETS
Current Assets
Cash and cash equivalents	21	$89,334	$109,960
Short-term investments		47,236	44,551
Accounts receivable		3,197	12,904
Inventories	3	7,665	7,006
Due from related parties	11	369	679
Prepaids and deposits		5,640	5,210
		153,441	180,310

Non-current Assets
Long term prepaids and deposits		5,786	6,015
Investment in an associate	4	16,534	15,872
Other investments	5	42,300	45,757
Plant and equipment	6	80,992	68,788
Mineral rights and properties	7	288,123	258,521
Deferred income tax assets		-	171
TOTAL ASSETS		$587,176	$575,434

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$26,738	$23,590
Deposits received		7,255	7,268
Dividends payable		4,339	4,271
Income tax payable		3,141	5,082
		41,473	40,211

Non-current Liabilities
Deferred income tax liabilities		22,509	19,991
Environmental rehabilitation		4,467	4,400
Total Liabilities		68,449	64,602

Equity
Share capital		232,843	232,678
Contributed surplus		7,108	5,552
Reserves		24,717	24,717
Accumulated other comprehensive income	9	24,198	25,285
Retained earnings		152,715	145,580
Total equity attributable to the equity holders of the Company		441,581	433,812

Non-controlling interests	10	77,146	77,020
Total Equity		518,727	510,832

TOTAL LIABILITIES AND EQUITY		$587,176	$575,434
Commitments	20

Approved on behalf of the Board:

(Signed) David Kong
Director

(Signed) Rui Feng
Director

See accompanying notes to the unaudited consolidated financial statements

SILVERCORP METALS INC.
Unaudited Consolidated Statements of Income
(Expressed in thousands of U.S. dollars, except for per share figures)

		Three Months Ended September 30,		Six Months Ended September 30,
	Notes	2012	2011	2012	2011

Sales		$45,209	$62,055	$89,758	$131,774
Cost of sales	12	16,446	14,435	35,440	28,494
Gross profit		28,763	47,620	54,318	103,280

General and administrative	13	6,191	7,456	13,037	12,401
General exploration and property investigation		887	1,209	1,853	3,001
Other taxes	14	842	1,039	1,648	2,177
Foreign exchange loss (gain)		1,142	(1,284)	365	(760)
Loss on disposal of plant and equipment		5	171	25	253
Income from operations		19,696	39,029	37,390	86,208

Share of gain (loss) in an associate	4	(182)	116	(189)	92
Write down of inventories	3	(348)	-	(348)	-
Gain (loss) on investments		693	(670)	(593)	(1,829)
Other income		93	126	168	301
Income before finance items and income taxes		19,952	38,601	36,428	84,772

Finance income	15	851	1,110	1,842	1,780
Finance costs	15	(23)	(23)	(45)	(46)
Income before income taxes		20,780	39,688	38,225	86,506

Income tax expense	16	7,277	13,786	15,204	26,360
Net income		$13,503	$25,902	$23,021	$60,146

Attributable to:
Equity holders of the Company		$9,500	$18,471	$15,614	$44,113
Non-controlling interests	10	4,003	7,431	7,407	16,033
		$13,503	$25,902	$23,021	$60,146

Earnings per share attributable to the equity holders of the Company
Basic earnings per share		$0.06	$0.11	$0.09	$0.25
Diluted earnings per share		$0.06	$0.11	$0.09	$0.25
Weighted Average Number of Shares Outstanding - Basic		170,719,933	173,664,959	170,706,702	174,343,192
Weighted Average Number of Shares Outstanding - Diluted		171,062,715	174,282,790	171,072,838	175,122,557

See accompanying notes to the unaudited consolidated financial statements

SILVERCORP METALS INC.
Unaudited Consolidated Statements of Comprehensive Income (Loss)
(Expressed in thousands of U.S. dollars)

	Three Months Ended September 30,		Six Months Ended September 30,
	2012	2011	2012	2011

Net income	$13,503	$25,902	$23,021	$60,146
Other comprehensive income (loss), net of taxes:
Unrealized gain (loss) on equity investments designated as FVTOCI, net of tax	405	(2,271)	(3,374)	(4,187)
Currency translation adjustment, net of tax	8,587	(5,108)	2,394	18
Other comprehensive income (loss), net of taxes	8,992	(7,379)	(980)	(4,169)
Comprehensive income, net of taxes	$22,495	$18,523	$22,041	$55,977

Attributable to:
Equity holders of the Company	$17,752	$10,261	$14,527	$38,411
Non-controlling interests	4,743	8,262	7,514	$17,566
	$22,495	$18,523	$22,041	$55,977

See accompanying notes to the unaudited consolidated financial statements

SILVERCORP METALS INC.
Unaudited Consolidated Statements of Cash Flow
(Expressed in thousands of U.S. dollars)

		Three Months Ended September 30,		Six Months Ended September 30,
	Notes	2012	2011	2012	2011
Cash provided by
Operating activities
Net income		$13,503	$25,902	$23,021	$60,146
Add (deduct) items not affecting cash:
Accretion of environmental rehabilitation		23	23	45	46
Depreciation, amortization and depletion		3,114	3,294	7,190	5,881
Share of loss (gain) in an associate		182	(116)	189	(92)
Write down of inventories		348	-	348	-
Deferred income tax expense		129	4,379	3,113	5,507
Loss (gain) on investments		(693)	670	593	1,829
Loss on disposal of plant and equipment		5	171	25	253
Stock-based compensation		872	841	1,608	1,619
Changes in non-cash operating working capital	21	6,434	15	7,037	(6,075)
Net cash provided by operating activities		23,917	35,179	43,169	69,114

Investing activities
Mineral rights and properties
Capital expenditures		(14,097)	(7,326)	(26,413)	(13,701)
Plant and equipment
Additions		(5,328)	(6,018)	(13,485)	(10,150)
Investments
Acquisition		(80)	-	(595)	(1,020)
Net redemptions (purchases) of short-term investments		12,457	12,813	(2,355)	7,820
Acquisition of Zhongxing/Chuanxin (net of cash acquired, $20)		-	(3,403)	-	(3,403)
Prepayments to acquire mineral property, plant and equipment		(2,629)	(19,989)	(4,100)	(21,095)
Net cash used in investing activities		(9,677)	(23,923)	(46,948)	(41,549)

Financing activities
Net repayment from (advance to) related parties		253	(11,113)	310	(12,290)
Non-controlling interests
Contribution		-	578	-	5,158
Distribution	10	(7,388)	-	(7,388)	-
Cash dividends distributed		(4,220)	(3,705)	(8,525)	(7,305)
Share capital
Proceeds from issuance of common shares		19	61	113	951
Normal course issuer bid		-	(35,380)	-	(35,380)
Net cash used in financing activities		(11,336)	(49,559)	(15,490)	(48,866)

Effect of exchange rate changes on cash and cash equivalents		2,775	(3,330)	(1,357)	(1,880)

Increase (decrease) in cash and cash equivalents		5,679	(41,633)	(20,626)	(23,181)

Cash and cash equivalents, beginning of the period		83,655	165,676	109,960	147,224

Cash and cash equivalents, end of the period		$89,334	$124,043	$89,334	$124,043

Supplementary cash flow information	21

See accompanying notes to the unaudited consolidated financial statements

SILVERCORP METALS INC.
Unaudited Consolidated Statements of Changes in Equity
(Expressed in thousands of U.S. dollars, except numbers for share figures)

		Share capital
						Accumulated other		Total equity attributable	Non-
		Number of		Contributed		comprehensive	Retained	to the equity holders of	controlling
	Notes	shares	Amount	surplus	Reserves	income (loss)	earnings	the Company	interests	Total equity
Balance, April 1, 2011		174,925,709	$266,081	$3,131	$24,717	$19,362	$87,326	$400,617	$53,060	$453,677
Options exercised		145,445	1,430	(479)	-	-	-	951	-	951
Stock-based compensation		-	-	1,619	-	-	-	1,619	-	1,619
Normal course issuer bid		(4,468,012)	(35,275)	-	-	-	-	(35,275)	-	(35,275)
Transaction cost		-	(105)	-	-	-	-	(105)	-	(105)
Unrealized loss on equity investments designated as FVTOCI, net of taxes		-	-	-	-	(4,187)	-	(4,187)	-	(4,187)
Cash dividends		-	-	-	-	-	(7,119)	(7,119)	-	(7,119)
Acquisition of ZX/CX		-	-	-	-	-	-	-	523	523
Contribution from non-controlling interests		-	-	-	-	-	-	-	5,158	5,158
Net income		-	-	-	-	-	44,113	44,113	16,033	60,146
Currency translation adjustment		-	-	-	-	(1,515)	-	(1,515)	1,533	18
Balance, September 30, 2011		170,603,142	$232,131	$4,271	$24,717	$13,660	$124,320	$399,099	$76,307	$475,406
Options exercised		78,832	547	(194)	-	-	-	353	-	353
Stock-based compensation		-	-	1,475	-	-	-	1,475	-	1,475
Unrealized loss on equity investments designated as FVTOCI, net of taxes		-	-	-	-	3,588	-	3,588	-	3,588
Cash dividends		-	-	-	-	-	(8,465)	(8,465)	-	(8,465)
Acquisition of ZX/CX		-	-	-	-	-	-	-	813	813
Acquisition of SX Gold		-	-	-	-	-	-	-	753	753
Contribution from non-controlling interests		-	-	-	-	-	-	-	361	361
Distribution to non-controlling interests		-	-	-	-	-	-	-	(13,804)	(13,804)
Net income		-	-	-	-	-	29,725	29,725	11,357	41,082
Currency translation adjustment		-	-	-	-	8,037	-	8,037	1,233	9,270
Balance, March 31, 2012		170,681,974	$232,678	$5,552	$24,717	$25,285	$145,580	$433,812	$77,020	$510,832
Options exercised		43,084	165	(52)	-	-	-	113	-	113
Stock-based compensation		-	-	1,608	-	-	-	1,608	-	1,608
Unrealized loss on equity investments designated as FVTOCI, net of taxes		-	-	-	-	(3,374)	-	(3,374)	-	(3,374)
Cash dividends	8(c)	-	-	-	-	-	(8,479)	(8,479)	-	(8,479)
Distribution to non-controlling interests		-	-	-	-	-	-	-	(7,388)	(7,388)
Net income		-	-	-	-	-	15,614	15,614	7,407	23,021
Currency translation adjustment		-	-	-	-	2,287	-	2,287	107	2,394
Balance, September 30, 2012		170,725,058	$232,843	$7,108	$24,717	$24,198	$152,715	$441,581	$77,146	$518,727

See accompanying notes to the unaudited consolidated financial statements

SILVERCORP METALS INC.
Notes to Unaudited Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.	CORPORATE INFORMATION

Silvercorp Metals Inc., along with its subsidiary companies (collectively the “Company”), is engaged in the acquisition, exploration, development, and mining of precious and base metal mineral properties. The Company’s producing mines are in China, with current exploration and development projects in China and Canada.

The Company is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of British Columbia. The Company’s shares are listed on the Toronto Stock Exchange and the New York Stock Exchange.

The head office, registered address and records office of the Company are located at 200 Granville Street, Suite 1378, Vancouver, British Columbia, Canada, V6C 1S4.

The consolidated financial statements of the Company as at and for the three and six months ended September 30, 2012 were authorized for issue in accordance with a resolution of the Board of Directors dated on November 9, 2012.

Operating results for the three and six months ended September 30, 2012 are not necessarily indicative of the results that may be expected for the year ending March 31, 2013.

Details of the Company’s significant subsidiaries are as follows:

			Proportion of ownership interest held
		Place of	September 30,	March 31,	Mineral
Name of subsidiaries	Principal activity	incorporation	2012	2012	properties
Silvercorp Metals China Inc.	Holding company	Canada	100%	100%
Silvercorp Metals (China) Inc.	Holding company	China	100%	N/A
0875786 B.C. LTD.	Mining	Canada	100%	100%	Silvertip
Fortune Mining Limited	Holding company	BVI (i)	100%	100%
Fortune Copper Limited	Holding company	BVI	100%	100%
Fortress Mining Inc.	Holding company	BVI	100%	100%
Fortune Gold Mining Limited	Holding company	BVI	100%	100%
Victor Resources Ltd.	Holding company	BVI	100%	100%
Yangtze Mining Ltd.	Holding company	BVI	100%	100%
Victor Mining Ltd.	Holding company	Barbados	100%	100%
Yangtze Mining (H.K.) Ltd.	Holding company	Hong Kong	100%	100%
Fortune Gold Mining (H.K.) Limited	Holding company	Hong Kong	100%	100%
Wonder Success Limited	Holding company	Hong Kong	100%	100%
Qinghai Found Mining Co. Ltd. ("Qinghai Found")	Mining	China	82%	82%	RZY
Henan Huawei Mining Co. Ltd. ("Henan Huawei")	Mining	China	80%	80%	HPG, LM
Henan Found Mining Co. Ltd. ("Henan Found")	Mining	China	77.5%	77.5%	Ying, TLP
Zhongxing Mining Co., Ltd. ("ZX")	Mining	China	69.75%	69.75%	XBG
Chuanxin Mining Co., Ltd. ("CX")	Mining	China	69.75%	69.75%
Songxian Gold Mining Co., Ltd. ("SX Gold")	Mining	China	77.50%	77.50%	XHP
Xinshao Yunxiang Mining Co., Ltd. ("Yunxiang")	Mining	China	70%	70%	BYP
Guangdong Found Mining Co. Ltd. (Guangdong Found")	Mining	China	95%	95%	GC
(i) British Virgin Island ("BVI")

Details of the Company’s associate are as follows:

			Proportion of ownership interest held
		Place of	September 30,	March 31,
Name of associate	Principal activity	incorporation	2012	2012
New Pacific Metals Corp. ("NUX")	Mining	Canada	16.0%	14.8%

SILVERCORP METALS INC.
Notes to Unaudited Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)Statement of Compliance

These unaudited consolidated financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These unaudited interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2012. These unaudited interim financial statements follow the same significant accounting policies set out in note 2 to the audited consolidated financial statements for the year ended March 31, 2012, except for the changes in note 2(b) here.

(b)Change in Accounting Policy

In November 2009, the IASB introduced IFRS 9, Financial Instruments (“IFRS 9”), which is part of a project to replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 replaces the current multiple classification and measurement model for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. Classification depends on the Company’s business model for managing its financial instruments and the contractual cash flow characteristics of the financial instruments. Adoption of IFRS 9 is required for annual periods beginning on or after January 1, 2015, with early adoption permitted. The Company has elected to early adopt IFRS 9 and the related consequential amendments effective April 1, 2012, which was the date of initial application (“DOIA”). The Company retrospectively applied IFRS 9 to comparative periods’ financial statements.

The adoption of this new standard has had a material impact on the classification of the Company’s financial instruments compared to the old standard under IAS 39. There were no quantitative changes as a result of adopting IFRS 9.

Upon the initial adoption of IFRS 9, the following changes in classification of the Company’s financial instruments were applied:

Financial Assets:	IAS 39	IFRS 9
Cash and cash equivalents	FVTPL	FVTPL
Accounts receivable	Loans and receivables	Amortized cost
Due from related parties	Loans and receivables	Amortized cost
Short term investments	Available-for-sale	Amortized cost
Equity investments	Available-for-sale	FVTOCI
Warrants	FVTPL	FVTPL

Financial Liabilities:	IAS 39	IFRS 9
Accounts payable and accrued liabilities	Other liabilities	Amortized cost
Dividends payable	Other liabilities	Amortized cost
Due to related parties	Other liabilities	Amortized cost

SILVERCORP METALS INC.
Notes to Unaudited Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The Company’s accounting policies for financial instruments under IFRS 9 are as follow:

The Company applies IFRS 9 to the recognition and measurement of financial assets and liabilities.

Initial recognition:
On initial recognition, all financial assets and financial liabilities are recorded at fair value adjusted for directly attributable transaction costs except for financial assets and liabilities classified as fair value through profit or loss (“FVTPL”), of which transaction costs are expensed as incurred.

Subsequent measurement of financial assets:
Subsequent measurement of financial assets depends on the classification of such assets.

I.	Non-equity instruments:

IFRS 9 includes a single model that has only two classification categories for financial instruments other than equity instruments: amortized cost and fair value. To qualify for amortized cost accounting, the instrument must meet two criteria:

i.	The objective of the business model is to hold the financial asset for the collection of the cash flows; and
ii.	All contractual cash flows represent only principal and interest on that principal.

All other instruments are mandatorily measured at fair value.

II.	Equity instruments:

At initial recognition, for equity instruments other than held for trading, the Company may make an irrevocable election to designate it as either FVTPL or fair value through other comprehensive income (“FVTOCI”).

Financial assets classified as amortized cost are measured using the effective interest method. Amortized cost is calculated by taking into account any discount or premiums on acquisition and fees that are an integral part of the effective interest method. Amortization from the effective interest method is included in finance income.

Financial assets classified as FVTPL are measured at fair value with changes in fair values recognized in profit or loss. Equity investments designated as FVTOCI are measured at fair value with changes in fair values recognized in other comprehensive income (“OCI”). Dividends from that investment are recorded in profit or loss when the Company's right to receive payment of the dividend is established unless they represent a recovery of part of the cost of the investment.

Impairment of financial assets carried at amortized cost:
The Company assesses at the end of each reporting period whether there is objective evidence that financial assets or group of financial assets measured at amortized cost are impaired. Impairment losses and reversal of impairment losses, if any, are recognized in profit or loss in the period they are incurred.

Subsequent measurement of financial liabilities:
Financial liabilities classified as amortized cost are measured using the effective interest method. Amortized cost is calculated by taking into account any discount or premiums on acquisition and fees that are an integral part of the effective interest method. Amortization using the effective interest method is included in finance costs.

SILVERCORP METALS INC.
Notes to Unaudited Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Financial liabilities classified as FVTPL are measured at fair value with gains and losses recognized in profit or loss.

The Company classifies its financial instruments as follows:

-	Financial assets classified as FVTPL: cash and cash equivalents and warrants;
-	Financial assets classified as FVTOCI: equity investments designated as FVTOCI;
-	Financial assets classified as amortized cost: short-term investments, accounts receivable and due from related parties;
-	Financial liabilities classified as amortized cost: accounts payable and accrued liabilities and dividends payable.

Derecognition of financial assets and financial liabilities:
A financial asset is derecognized when:

-	The rights to receive cash flows from the asset have expired; or
-

The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass- through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Gains and losses on derecognition of financial assets and liabilities classified as amortized cost are recognized in profit or loss when the instrument is derecognized or impaired, as well as through the amortization process.

Gains and losses on derecognition of equity investments designated as FVTOCI (including any related foreign exchange component) are recognized in OCI. Amounts presented in OCI are not subsequently transferred to profit or loss, although the cumulative gain or loss may be transferred within equity.

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability. In this case, a new liability is recognized, and the difference in the respective carrying amounts is recognized in the statement of income.

Offsetting of financial instruments:
Financial assets and liabilities are offset and the net amount is reported in the consolidated balance sheet if and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle liabilities simultaneously.

Fair value of financial instruments:
The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without deduction for transaction costs. For financial instruments that are not traded in active markets, the fair value is determined using appropriate valuation techniques, such as using a recent arm’s length market transaction between knowledgeable and willing parties, discounted cash flow analysis, reference to the current fair value of another instrument that is substantially the same, or other valuation models.

SILVERCORP METALS INC.
Notes to Unaudited Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(c) Accounting standards issued but not yet effective

IAS 1 – Presentation of Financial Statements amendment issued by the IASB in June 2011 provides improved consistency and clarity of the presentation of items of other comprehensive income. The main change was a requirement to group items presented in other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss subsequently. This amendment is effective for annual periods beginning on or after July 1, 2012, with earlier application permitted. The Company does not anticipate this amendment to have a significant impact on the consolidated financial statements.

IFRS 10 – Consolidated Financial Statements supersedes SIC 12 – Consolidation – Special Purpose Entities and the requirements relating to consolidated financial statements in IAS 27 – Consolidated and Separate Financial Statements. IFRS 10 establishes the principle and application of control as the basis for an investor to identify whether an investor controls an investee and thereby requiring consolidation. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

IFRS 12 – Disclosure of Interests in Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

The Company is still in the process of assessing the impact of the application of IFRS 10 and IFRS 12 on the consolidated financial statements.

IFRS 11 – Joint Arrangements establishes the principle a joint arrangement are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangement, rather than its legal form. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

IAS 28 – Investments in Associates and Joint Ventures prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method for investments in associates and joint ventures. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

The Company is still in the process of assessing the impact of the application of IFRS 11 and IAS 28 on the consolidated financial statements.

3.	INVENTORIES

Inventories consist of the following:

	September 30, 2012	March 31, 2012
Direct smelting ore and stockpile ore	$3,022	$2,743
Concentrate inventory	1,385	1,233
Total stockpile and concentrate	4,407	3,976
Material and supplies	3,258	3,030
	$7,665	$7,006

SILVERCORP METALS INC.
Notes to Unaudited Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The amounts of inventory recognized as expenses during the three and six months ended September 30, 2012 and 2011 were equivalent to the cost of sales.

For the three and six months ended September 30, 2012, stockpile and concentrate inventory in the amount of $348 and $348, respectively, (for three and six months ended September 30, 2011, $nil and $nil, respectively) were written down to its net realizable value.

4.	INVESTMENT IN AN ASSOCIATE

New Pacific Metals Corp. (“NUX”) is a Canadian public company listed on the TSX (symbol: NUX). NUX is a related party of the Company by way of two common directors and officers.

As at September 30, 2012, the Company owned 10,806,300 common shares (March 31, 2012 - 9,956,300) of NUX, representing an ownership interest of 16.0% (March 31, 2012 – 14.8%).

The Company accounts for its investment in NUX common shares using the equity method since it is able to exercise significant influence over the financial and operating policies of NUX. The summary of the investment in NUX common shares and its market value as at the respective balance sheet dates are as follows:

			Value of NUX's
	Number of		common shares per
	shares	Amount	quoted market price
Balance, April 1, 2011	9,402,100	$15,822	$19,640
Acquisition from market	554,200	662
Share of loss		(182)
Foreign exchange impact		(430)
Balance, March 31, 2012	9,956,300	$15,872	$9,367
Acquisition from market	850,000	595
Share of loss		(189)
Foreign exchange impact		256
Balance, September 30, 2012	10,806,300	$16,534	$7,031

5.	OTHER INVESTMENTS

		September 30, 2012	March 31, 2011

Equity investments designated as FVTOCI

Publicly-traded companies	(a)	$8,636	$11,890

Yongning Smelting Co. Ltd.	(b)	9,546	9,525

Jinduicheng Xise (Canada) Co. Ltd.	(c)	22,395	22,050

Warrants	(a)	1,723	2,292
		$42,300	$45,757

SILVERCORP METALS INC.
Notes to Unaudited Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(a) Investments in publicly-traded companies with no significant influence

Investments in publicly-traded companies represent equity interests of other publicly-trading mining companies that the Company has acquired through the open market or through private placements. These equity interests are for long-term investment purposes and consist of common shares and warrants. Common shares are designated as FVTOCI and are measured at fair value on initial recognition and subsequent measurement. As of September 30, 2012, none of the shares held by the Company was over 10% of the respective outstanding shares of investees.

Warrants, by their nature, meet the definition of derivatives and are classified as FVTPL. The fair value of the warrants was determined using the Black-Scholes pricing model as at the acquisition date as well as at each period end. For the three and six months ended September 30, 2012, fair value changes in the amount of $693 and $(593), respectively, are recorded in gain (loss) on investments (for the three and six months ended September 30, 2011 – loss of $670 and $1,829, respectively).

Common shares:

		Accumulated mark-to-
		market gains included in
	Fair value	OCI
March 31, 2012	$11,890	$4,151
September 30, 2012	$8,636	$777

Warrants:

		Accumulated mark-to-market
	Fair value	gains (loss) included in net income
March 31, 2012	$2,292	$716
September 30, 2012	$1,723	$123

(b) Luoyang Yongning Smelting Co. Ltd. (“Yongning Smelting”)

Yongning Smelting is a private company based in China. The Company invested in Yongning Smelting through its subsidiary Henan Found. As at September 30, 2012, the Company’s total investment in Yongning Smelting is $9,546 (RMB 60 million) (March 31, 2012 - $9,525, RMB 60 million), representing 15% (March 31, 2012 - 15%) of Yongning Smelting’s equity interest. The investment in Yongning is for long-term investment purpose and consists of common shares of Yongning.

(c) Jinduicheng Xise (Canada) Co. Ltd. (“Jinduicheng”)

Jinduicheng is a private mining company based in Canada. The Company invested in Jinduicheng through a private placement. As at September 30, 2012, the Company’s total investment in Jinduicheng is $22,395 (CAD$22 million) (March 31, 2012 - $22,050, CAD$22 million), representing 6% (March 31, 2012 - 6%) of Jinduicheng’s total equity interest. The investment in Jinduicheng is for long-term investment purpose and consists of common shares of Jinduicheng.

SILVERCORP METALS INC.
Notes to Unaudited Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

6.	PLANT AND EQUIPMENT

Plant and equipment consist of:

	Land and	Office		Motor	Construction
Cost	building	equipment	Machinery	vehicle	in progress	Total
Balance as at March 31, 2012	$47,250	$3,051	$18,167	$5,570	$6,580	$80,618
Additions	1,887	626	1,614	307	10,332	14,766
Disposals	(1)	(1)	(6)	(132)	-	(140)
Reclassify from construction in progress	264	-	-	129	(393)	-
Impact of foreign currency translation	152	29	58	17	107	363
Ending balance as at September 30, 2012	$49,552	$3,705	$19,833	$5,891	$16,626	$95,607

Accumulated depreciation and amortization
Balance as at March 31, 2012	$(4,370)	$(1,355)	$(4,193)	$(1,912)	$-	$(11,830)
Disposals	-	-	4	111	-	115
Depreciation and amortization	(1,029)	(289)	(1,033)	(481)	-	(2,832)
Impact of foreign currency translation	(24)	(15)	(20)	(9)	-	(68)
Ending balance as at Septmber 30, 2012	$(5,423)	$(1,659)	$(5,242)	$(2,291)	$-	$(14,615)

Carrying amounts
Balance as at March 31, 2012	$42,880	$1,696	$13,974	$3,658	$6,580	$68,788
Balance as at September 30, 2012	$44,129	$2,046	$14,591	$3,600	$16,626	$80,992

During the three and six months ended September 30, 2012, certain plant and equipment were disposed of with proceeds of $nil (for the three and six months ended September 30, 2011 - $nil) and loss of $5 and $25, respectively (for the three and six months ended September 30, 2011 - $171 and $253, respectively).

7.	MINERAL RIGHTS AND PROPERTIES

Mineral rights and properties consist of:

Cost	Ying	TLP	HPG	LM	BYP	GC	XBG	XHP	RZY	Silvertip	Total
Balance as at March 31, 2012	$66,019	$14,043	$6,653	$11,374	$55,858	$76,980	$12,334	$13,564	$-	$27,137	$283,962
Capitalized expenditures	9,310	2,863	1,718	5,072	2,557	6,213	629	3,266	757	1,248	33,633
Mining exploration tax credit	-	-	-	-	-	-	-	-	-	-	-
Environmental rehabiliation	-	-	-	-	-	-	-	-	-	-	-
Foreign currecy translation impact	242	57	30	72	147	230	32	60	7	449	1,326
Ending balance as at September 30, 2012	$75,571	$16,963	$8,401	$16,518	$58,562	$83,423	$12,995	$16,890	$764	$28,834	$318,921

Accumulated depletion
Balance as at March 31, 2012	$(18,531)	$(1,142)	$(1,536)	$(2,102)	$(2,064)	$-	$-	$(66)	$-	$-	$(25,441)
Depletion	(2,504)	(333)	(339)	(334)	(1,649)	-	-	(92)	-	-	(5,251)
Foreign currecy translation impact	(64)	(6)	(7)	(8)	(20)	-	-	(1)	-	-	(106)
Ending balance as at September 30, 2012	$(21,099)	$(1,481)	$(1,882)	$(2,444)	$(3,733)	$-	$-	$(159)	$-	$-	$(30,798)

Carrying amounts
Balance as at March 31, 2012	$47,488	$12,901	$5,117	$9,272	$53,794	$76,980	$12,334	$13,498	$-	$27,137	$258,521
Balance as at September 30, 2012	$54,472	$15,482	$6,519	$14,074	$54,829	$83,423	$12,995	$16,731	$764	$28,834	$288,123

Although the Company has taken steps to verify title to the mineral rights and properties in which it, through its subsidiaries, has an interest, in accordance with industry standards, those procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

During the three months ended September 30, 2012, the Company commenced its first diamond drilling program at Ran Zhe Yong (“RZY”) Project in Qinghai Province, China. RZY exploration permit is currently owned by Qinghai Geological Survey Bureau, the non-controlling interest holder of Qinghai Found, which is an 82% owned-subsidiary of the Company. Pursuant to the joint-exploration agreement, Qinghai Found

SILVERCORP METALS INC.
Notes to Unaudited Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

has 67% of mineral interest of the RZY Project, and is able to earn up to 82% of it by providing $4.8 million (RMB 30 million) exploration funding, and by which time, the exploration permit will be transferred to Qinghai Found. The Company plans to fund up to $32 million (RMB 200 million) in exploration and capital expenditures for the RZY project. For three and six months ended September 2012, five diamond drilling holes, with a total of 833 meters were completed. Exploration expenditures in the amount of $757 were spent.

8.	SHARE CAPITAL

(a) Authorized

Unlimited number of common shares without par value. All shares issued as at September 30, 2012 were fully paid.

(b) Stock options

The Company has a stock option plan which allows for the maximum number of common shares to be reserved for issuance on the exercise of options granted under the stock option plan to be a rolling 10% of the issued and outstanding common shares from time to time. The maximum exercise period may not exceed 10 years from the date of the grant of the options to employees, officers, and consultants. The following is a summary of option transactions:

		Weighted average
	Number of	exercise price per
	shares	share CAD$
Balance, March 31, 2012	3,834,253	$7.23
Options granted	723,000	5.86
Options exercised	(43,084)	2.65
Options forfeited	(90,000)	8.73
Options expired	(373,500)	6.74
Balance, September 30, 2012	4,050,669	$7.05

During the six months ended September 30, 2012, a total of 723,000 options with a life of five years were granted to directors, officers, and employees at an exercise price of CAD$5.35 - CAD$6.53 per share subject to a vesting schedule over a four-year term with 6.25% options vesting every three months from the date of grant.

SILVERCORP METALS INC.
Notes to Unaudited Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The fair value of stock options granted during the six months ended September 30, 2012 and 2011 were calculated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Six months ended September 30,
	2012	2011
Risk free interest rate	1.16%	2.06%
Expected life of option in years	3.12 years	3.12 years
Expected volatility	63%	67%
Expected dividend yield	1.7%	1%
Estimated forfeiture rate	10%	10%
Weighted average share price	$5.86	$11.70

The weighted average grant date fair value of options granted during the six months ended September 30, 2012 was CAD$2.28 (six months ended September 30, 2011 - CAD$5.21). Volatility was determined based on the historical volatility over the estimated life of options. For the three and six months ended September 30, 2012, a total of $872 and $1,608, respectively (three and six months ended September 30, 2011 - $841 and $1,619, respectively) in stock-based compensation expenses was recorded and included in the general and administrative expenses on the consolidated statements of income.

The following table summarizes information about stock options outstanding at September 30, 2012:

Exercise price in CAD$	Number of options outstanding at September 30, 2012	Weighted average remaining contractual life (Years)	Weighted average exercise price in CAD$	Number of options exercisable at September 30, 2012	Weighted average exercise price in CAD$
$6.95	15,000	0.00	$6.95	15,000	$6.95
9.05	13,700	0.30	9.05	13,700	9.05
7.54	25,000	0.62	7.54	25,000	7.54
5.99	202,500	0.75	5.99	202,500	5.99
3.05	60,000	1.00	3.05	60,000	3.05
2.65	573,001	1.55	2.65	573,001	2.65
7.00	385,500	2.26	7.00	319,168	7.00
7.40	193,250	2.55	7.40	142,751	7.40
8.23	366,437	3.01	8.23	156,627	8.23
12.16	223,781	3.26	12.16	83,781	12.16
14.96	208,500	3.52	14.96	65,163	14.96
9.20	280,000	3.68	9.20	70,000	9.20
7.27	321,000	4.15	7.27	60,193	7.27
6.69	466,000	4.43	6.69	58,253	6.69
6.53	307,000	4.71	6.53	19,196	6.53
5.35	410,000	4.85	5.35	-	-
$2.65-14.96	4,050,669	3.19	$7.05	1,864,333	$6.17

(c) Cash dividends declared and distributed

During the three and six months ended September 30, 2012, dividends of $4,255 and $8,479, respectively (three and six months ended September 30, 2011 - $3,500 and $7,119, respectively) were declared.

SILVERCORP METALS INC.
Notes to Unaudited Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

9.	ACCUMULATED OTHER COMPREHENSIVE INCOME

	September 30, 2012	March 31, 2012
Unrealized gain on equity investments designated as FVTOCI	$777	$4,151
Currency translation adjustment	23,421	21,134
Balance, end of the year	$24,198	$25,285

The unrealized gain on equity investments designated as FVTOCI and on currency translation adjustment are net of tax nil for all periods presented.

10.	NON-CONTROLLING INTERESTS

The continuity of non-controlling interests is summarized as follows:

			Henan	Qinghai		Guangdong
	Henan Found	ZX/CX	Huawei	Found	Yunxiang	Found	SX Gold	Total
Balance, March 31, 2011	$39,430	$-	$1,364	$(11)	$11,174	$1,103	$-	$53,060
Share of net income (loss)	25,247	66	2,321	(84)	137	(19)	(278)	27,390
Share of other comprehensive income	1,821	62	97	12	559	189	26	2,766
Acquisition of Zhongxing/Chuanxin	(2,706)	4,042	-	-	-	-	-	1,336
Acquisition of SX Gold	(5,150)	-	-	-	-	-	5,903	753
Contribution	-	940	-	-	3,655	924	-	5,519
Distribution	(13,804)	-	-	-	-	-	-	(13,804)
Balance, March 31, 2012	$44,838	$5,110	$3,782	$(83)	$15,525	$2,197	$5,651	$77,020
Share of net income (loss)	6,638	(73)	1,154	(33)	(19)	(1)	(259)	7,407
Share of other comprehensive income (loss)	61	10	17	(16)	32	(5)	8	107
Distribution	(7,073)	-	(315)	-	-	-	-	(7,388)
Balance, September 30, 2012	$44,464	$5,047	$4,638	$(132)	$15,538	$2,191	$5,400	$77,146

As at September 30, 2012, non-controlling interests in Henan Found, ZX, CX, Henan Huawei, Qinghai Found, Yunxiang, Guangdong Found and SX Gold were 22.5%, 30.25%, 30.25%, 20%, 18%, 30%, 5% and 22.5%, respectively.

11.	RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in the financial statements are as follows:

Due from related parties	September 30, 2012	March 31, 2012
NUX (a)	$70	$95
Henan Non-ferrous Geology Bureau (b)	17	17
Z.X. Zhu (e)	282	567
	$369	$679

(a)

According to a services and administrative costs reallocation agreement between the Company and NUX, the Company recovers costs for services rendered to NUX and expenses incurred on behalf of NUX. During the three and six months ended September 30, 2012, the Company recovered $143 and $269, respectively (for the three and six months ended September 30, 2011 - $302 and $379, respectively) from NUX for services rendered and expenses incurred on behalf of NUX. The costs recovered from NUX were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

SILVERCORP METALS INC.
Notes to Unaudited Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b)

Henan Non-ferrous Geology Bureau (“Henan Geology Bureau”) is a 22.5% equity interest holder of Henan Found. During the three and six months ended September 30, 2012, Henan Found paid dividends of $7,073 (for the three and six months ended September 30, 2011 - $nil) to Henan Geology Bureau.

(c)

For the three and six months ended September 30, 2012, the Company paid $101 and $194, respectively (for the three and six months ended September 30, 2011 - $57 and $154, respectively) to McBrighton Consulting Ltd., a private company controlled by a director of the Company for consulting services. These amounts are included in salaries for key management personnel in note 11 (h).

(d)

For the three and six months ended September 30, 2012, the Company paid $152 and $300, respectively (for the three and six months ended September 30, 2011 - $128 and $171, respectively) to R. Feng Consulting Ltd., a private company controlled by a director of the Company for consulting services. These amounts are included in salaries for key management personnel in note 11 (h).

(e)	Z.X. Zhu is the 30% non-controlling interest shareholder of Yunxiang.

(f)

The Company rents an office space (6,700 square feet) in Beijing from a relative of a director and officer of the Company for $12 (RMB 74,712) per month. During the three and six months ended September 30, 2012, total rents were $36 and $72, respectively (for the three and six months ended September 30, 2011 - $36 and $72, respectively).

(g)

Henan Xinhui Mining Co., Ltd. (“Henan Xinhui”) is a 20% equity interest holder of Henan Huawei. During the three and six months ended September 30, 2012, Henan Huawei paid dividends of $315 (for the three and six months ended September 30, 2011 - $nil) to Henan Xinhui.

The balances with related parties are unsecured, non-interest bearing, and due on demand.

(h)	Compensation of key management personnel

The remuneration of directors and other members of key management personnel for the three and six months ended September 30, 2012 and 2011 were as follows:

	Three months ended September 30,		Six months ended September 30,
	2012	2011	2012	2011
Directors' fees	$61	$128	$120	$174
Salaries for key management personnel	879	1,140	1,289	1,505
Stock-based compensation	571	836	1,132	2,011
	$1,511	$2,104	$2,541	$3,690

Salaries of key management personnel include consulting and management fees disclosed in note 11 (c) & (d). Stock-based compensation expenses were measured at grant date fair value.

SILVERCORP METALS INC.
Notes to Unaudited Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

12.	COST OF SALES

Cost of sales consists of:

	Three months ended September 30,		Six months ended September 30,
	2012	2011	2012	2011
Direct mining and milling cost	$13,665	$11,393	$28,995	$23,074
Depreciation, amortization and depletion	2,781	3,042	6,445	5,420
Cost of sales	$16,446	$14,435	$35,440	$28,494

13.	GENERAL AND ADMINISTRATIVE

General and administrative expenses consist of:

	Three months ended September 30,		Six months ended September 30,
General and administrative	2012	2011	2012	2011
Office and administrative expenses	$2,145	$3,042	$5,095	$5,107
Amortization and depreciation	333	251	745	460
Salaries and benefits	2,187	1,974	4,299	3,814
Stock based compensation	872	841	1,608	1,619
Professional fees	654	1,348	1,290	1,401
	$6,191	$7,456	$13,037	$12,401

14.	OTHER TAXES

Other taxes were composed of surtax on value-added tax, land usage levy, stamp duty and other miscellaneous levies, duties and taxes imposed by the state and local Chinese government.

15.	FINANCE ITEMS

Finance items consist of:

	Three months ended September 30,		Six months ended September 30,
Finance income	2012	2011	2012	2011
Interest income	$851	$1,110	$1,842	$1,780

	Three months ended September 30,		Six months ended September 30,
Finance costs	2012	2011	2012	2011
Accretion of environmental rehabilitation provision	$23	$23	$45	$46

16.	INCOME TAX

Income tax expense consists of:

	Three months ended September 30,		Six months ended September 30,
Income tax expense	2012	2011	2012	2011
Current	$7,148	$9,407	$12,091	$20,853
Deferred	129	4,379	3,113	5,507
	$7,277	$13,786	$15,204	$26,360

SILVERCORP METALS INC.
Notes to Unaudited Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

17.	CAPITAL DISCLOSURES

The Company’s objectives of capital management are intended to safeguard the entity’s ability to support the Company’s normal operating requirement on an ongoing basis, continue the development and exploration of its mineral properties, and support any expansionary plans.

The capital of the Company consists of the items included in shareholders’ equity. Risk and capital management are primarily the responsibility of the Company’s corporate finance function and is monitored by the Board of Directors. The Company manages the capital structure and makes adjustments depending on economic conditions. Funds have been primarily secured through profitable operations and issuances of equity capital. The Company invests all capital that is surplus to its immediate needs in short-term, liquid and highly rated financial instruments, such as cash and other short-term deposits, all held with major financial institutions. Significant risks are monitored and actions are taken, when necessary, according to the Company’s approved policies.

18.	FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a)Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 7, Financial Instruments: Disclosures (“IFRS 7”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

SILVERCORP METALS INC.
Notes to Unaudited Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy. As required by IFRS 7, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. As of September 30, 2012 and March 31, 2012, the Company did not have financial liabilities measured at fair value on a recurring basis.

	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$89,334	$-	$-	$89,334
Common shares of publicly traded companies	8,636	-	-	8,636
Yongning Smelting Co. Ltd.	-	-	9,546	9,546
Jinduicheng Xise (Canada) Co. Ltd.	-	-	22,395	22,395
Warrants	-	-	1,723	1,723

Fair value of the other financial instruments excluded from the table above approximates to their carrying amount as of September 30, 2012 and March 31, 2012, respectively.

(b)Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

	September 30, 2012	March 31, 2012
	Within a year
Accounts payable and accrued liabilities	$26,738	$23,590
Dividends payable	4,339	4,271
	$31,077	$27,861

(c) Foreign exchange risk

The Company undertakes transactions denominated in foreign currencies and is exposed to foreign exchange risk arising from such transactions.

The Company conducts its mining operations in China and thereby the majority of the Company’s assets, liabilities, revenues and expenses are denominated in RMB, which was tied to the USD until July 2005, and is now tied to a basket of currencies of China’s largest trading partners. The RMB is not a freely convertible currency.

SILVERCORP METALS INC.
Notes to Unaudited Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The Company currently does not engage in foreign currency hedging, and the exposure of the Company’s financial assets and financial liabilities to foreign exchange risk is summarized as follows:

	September 30, 2012	March 31, 2012
Financial assets denominated in U.S. Dollars	$16,494	$18,510
Financial assets denominated in Chinese RMB	$116,196	$33,542

As at September 30, 2012, with other variables unchanged, a 1% strengthening (weakening) of the RMB against the USD would have increased (decreased) net income by approximately $0.3 million.

As at September 30, 2012, with other variables unchanged, a 1% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $0.2 million.

(d)Interest rate risk

Interest risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash equivalents and short term investments primarily includes highly liquid investments that earn interest at market rates that are fixed to maturity or at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of September 30, 2012.

(e) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents and short term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary and has monitoring processes intended to mitigate credit risks. The Company has trade receivables from its major customers primarily in China engaged in the mining and milling of base and polymetallic metals. The historical level of customer defaults is zero and aging of trade receivables are no more than 180 days, and, as a result, the credit risk associated with trade receivables from customers as at September 30, 2012 is considered to be immaterial.

(f) Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company’s marketable securities holding are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio at September 30, 2012, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects would have resulted in an increase (decrease) to comprehensive income of approximately $1 million.

SILVERCORP METALS INC.
Notes to Unaudited Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

19.	SEGMENTED INFORMATION

Operating segments are components of the Company whose separate financial information is available and that is evaluated regularly by the Company’s Chief Executive Officer who is the Chief Operating Decision Maker. The format for segment reporting is based on major project segments segregated by significant geographic locations. The project segments are determined based on the Company’s management and internal reporting structure as follows:

Operational Segments	Subsidiaries Included in the Segment	Properties Included in the Segment
China
Henan Luoning	Henan Found and Henan Huawei	Ying, TLP, HPG and LM
ZX/CX	Zhongxing and Chuanxin	XBG
SX Gold	SX Gold	XHP
Hunan	Yunxiang	BYP
Guangdong	Guangdong Found	GC
Other	Qinghai Found, Silvercorp Metals (China) Inc.	RZY
Canada
Silvertip	0875786 B.C. Ltd.	Silvertip
Head Office	Silvercorp Metals Inc.	N/A
Other Regions	BVI and Barbados' holding companies	N/A

(a) Geographic information for certain long-term assets are as follows:

September 30, 2012
	China						Canada
Balance sheet items:	Henan Luoning	ZX/CX	SX Gold	Hunan	Guangdong	Other	Silvertip	Head Office	Other Regions	Total

Plant and equipment	$38,240	$4,524	$8,066	$4,158	$21,841	$1,736	$1,709	$718	$-	$80,992
Mineral rights and properties	90,547	12,995	16,731	54,829	83,423	764	28,834	-	-	288,123
Investment in an associate	-	-	-	-	-	-	-	15,251	1,283	16,534
Other investments	9,546	-	-	-	-	-	-	31,267	1,487	42,300

March 31, 2012
	China						Canada
Balance sheet items:	Henan Luoning	ZX/CX	SX Gold	Hunan	Guangdong	Other	Silvertip	Head Office	Other Regions	Total

Plant and equipment	$37,631	$4,646	$7,603	$3,488	$11,223	$1,746	$1,779	$662	$-	$68,778
Mineral rights and properties	74,778	12,334	13,498	53,794	76,980	-	27,137	-	-	258,521
Investment in an associate	-	-	-	-	-	-	-	15,206	666	15,872
Other investments	9,525	-	-	-	-	-	-	34,346	1,886	45,757

SILVERCORP METALS INC.
Notes to Unaudited Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b) Geographic information for operating results are as follows:

Three months ended September 30, 2012
	China						Canada
	Henan								Other	Total
Statement of operations:	Luoning	ZX/CX	SX Gold	Hunan	Guangdong	Other	Silvertip	Head Office	Regions
Sales	$43,730	$-	$-	$1,479	$-	$-	$-	$-	$-	$45,209
Cost of sales	(15,514)	-	-	(932)	-	-	-	-	-	(16,446)
Gross profit	28,216	-	-	547	-	-	-	-	-	28,763

Operating expenses	(2,949)	(117)	(308)	(465)	6	(1,095)	(26)	(3,734)	(379)	(9,067)
Other income (loss)	60	-	1	(347)	-	-	-	541	1	256
Finance items	872	17	(209)	1	7	53	-	9	78	828
Income tax recovery (expenses)	(6,863)	-	-	67	-	(1)	-	-	(480)	(7,277)
Net income	$19,336	$(100)	$(516)	$(197)	$13	$(1,043)	$(26)	$(3,184)	$(780)	$13,503

Attributed to:
Equity holders of the Company	15,107	(69)	(400)	(139)	12	(1,021)	(26)	(3,184)	(780)	9,500
Non-controlling interests	4,229	(31)	(116)	(58)	1	(22)	-	-	-	4,003
Net income	$19,336	$(100)	$(516)	$(197)	$13	$(1,043)	$(26)	$(3,184)	$(780)	$13,503

Three months ended September 30, 2011
	China						Canada
	Henan								Other	Total
Statement of operations:	Luoning	ZX/CX	SX Gold	Hunan	Guangdong	Other	Silvertip	Head Office	Regions
Sales	$59,835	$-	$-	$2,220	$-	$-	$-	$-	$-	$62,055
Cost of sales	(13,469)	-	-	(966)	-	-	-	-	-	(14,435)
Gross profit	46,366	-	-	1,254	-	-	-	-	-	47,620

Operating expenses	(4,513)	-	-	(547)	(579)	26	(23)	(4,109)	1,154	(8,591)
Other income	76	-	-	12	(1)	-	-	(471)	(44)	(428)
Finance items	914	-	-	(7)	38	1	-	133	8	1,087
Income tax expenses	(10,336)	-	-	150	-	-	-	-	(3,600)	(13,786)
Net income	$32,507	$-	$-	$862	$(542)	$27	$(23)	$(4,447)	$(2,482)	$25,902

Attributed to:
Equity holders of the Company	25,283	-	-	603	(515)	52	(23)	(4,447)	(2,482)	18,471
Non-controlling interests	7,224	-	-	259	(27)	(25)	-	-	-	7,431
Net income	$32,507	$-	$-	$862	$(542)	$27	$(23)	$(4,447)	$(2,482)	$25,902

SILVERCORP METALS INC.
Notes to Unaudited Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Six months ended September 30, 2012
	China						Canada
	Henan								Other	Total
Statement of operations:	Luoning	ZX/CX	SX Gold	Hunan	Guangdong	Other	Silvertip	Head Office	Regions
Sales	$86,026	$-	$-	$3,732	$-	$-	$-	$-	$-	$89,758
Cost of sales	(32,704)	-	-	(2,736)	-	-	-	-	-	(35,440)
Gross profit	53,322	-	-	996	-	-	-	-	-	54,318

Operating income (expenses)	(6,812)	(268)	(746)	(923)	6	(1,026)	(38)	(6,960)	(161)	(16,928)
Other income (loss)	139	-	1	(343)	(38)	-	-	(719)	(2)	(962)
Finance items	1,737	30	(405)	3	7	262	-	82	81	1,797
Income tax recovery (expenses)	(12,957)	-	(3)	201	-	(12)	-	-	(2,433)	(15,204)
Net income (loss)	$35,429	$(238)	$(1,153)	$(66)	$(25)	$(776)	$(38)	$(7,597)	$(2,515)	$23,021

Attributable to:
Equity holders of the Company	27,637	(165)	(894)	(47)	(24)	(743)	(38)	(7,597)	(2,515)	15,614
Non-controlling interests	7,792	(73)	(259)	(19)	(1)	(33)	-	-	-	7,407
Net income (loss)	$35,429	$(238)	$(1,153)	$(66)	$(25)	$(776)	$(38)	$(7,597)	$(2,515)	$23,021

Six months ended September 30, 2011
	China						Canada
	Henan								Other	Total
Statement of operations:	Luoning	ZX/CX	SX Gold	Hunan	Guangdong	Other	Silvertip	Head Office	Regions
Sales	$128,865	$-	$-	$2,909	$-	$-	$-	$-	$-	$131,774
Cost of sales	(27,365)	-	-	(1,129)	-	-	-	-	-	(28,494)
Gross profit	101,500	-	-	1,780	-	-	-	-	-	103,280
Operating income (expenses)	(8,924)	-	-	(971)	(989)	(267)	(66)	(6,828)	973	(17,072)
Other income (loss)	217	-	-	12	(7)	-	-	(1,490)	(168)	(1,436)
Finance items	1,369	-	-	(21)	76	2	-	281	27	1,734
Income tax recovery (expenses)	(22,871)	-	-	111	-	-	-	-	(3,600)	(26,360)
Net income (loss)	$71,291	$-	$-	$911	$(920)	$(265)	$(66)	$(8,037)	$(2,768)	$60,146
Attributable to:
Equity holders of the Company	55,437	-	-	638	(874)	(217)	(66)	(8,037)	(2,768)	44,113
Non-controlling interests	15,854	-	-	273	(46)	(48)	-	-	-	16,033
Net income (loss)	$71,291	$-	$-	$911	$(920)	$(265)	$(66)	$(8,037)	$(2,768)	$60,146

(c) Sales by metal

The sales generated for the three and six months ended September 30, 2012 and 2011 comprise:

	Three months ended September 30,		Six months ended September 30,
	2012	2011	2012	2011
Silver (Ag)	$29,561	$42,535	$57,690	$90,291
Gold (Au)	2,755	3,300	6,094	4,832
Lead (Pb)	10,749	14,145	21,932	32,081
Zinc (Zn)	2,144	2,075	4,042	4,570
	$45,209	$62,055	$89,758	$131,774

(d) Major customers

During the six months ended September 30, 2012, two major customers (six months ended September 30, 2011 - five) accounted for 23% and 54%, respectively (six months ended September 30, 2011 - 10% to 33%) and collectively 77% (six months ended September 30, 2011 - 88%) of the total sales of the Company.

SILVERCORP METALS INC.
Notes to Unaudited Consolidated Financial Statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

20.	COMMITMENTS

Commitments, not disclosed elsewhere in these financial statements, are as follows:

	Total	Less than 1 year	1-5 years	After 5 years
Operating leases	$5,846	$283	$2,814	$2,749
Commitments	$8,854	$2,436	$-	$6,418

As of September 30, 2012, the Company has two office rental agreements totaling $5,846 for the next eleven years and commitments of $8,854 related to the GC property.

21.	SUPPLEMENTARY CASH FLOW INFORMATION

	September 30, 2012	March 31, 2012
Cash on hand and at bank	$55,413	$79,062
Bank term deposits and GICs	33,921	30,898
Total cash and cash equivalents	$89,334	$109,960

	Three Months Ended September 30,		Six Months Ended September 30,
Net change in non-cash working capital	2012	2011	2012	2011
Accounts receivable	$4,620	$(429)	$9,651	$(977)
Inventory	(304)	(59)	(959)	(101)
Prepaid and deposits	(1,039)	(918)	(379)	(1,633)
Accounts payable and accrued liabilities	(1,709)	(331)	707	2,274
Income tax payable	1,806	2,805	(1,929)	4,082
Deposits received	3,060	(1,053)	(54)	(9,720)
	$6,434	$15	$7,037	$(6,075)

Supplemental information:
Income tax paid	$5,860	$6,732	$14,375	$16,790

Non-cash transactions:
Acquisition and expenditure of plant and equipment included in
accounts payable and accrued liabilities	$-	$-	$1,099	$143
Acquisition and expenditure of mineral rights and properties included in
accounts payable and accrued liabilities	$-	$2,346	$1,414	$3,811